Exhibit 99.1

                            [Third Point Letterhead]

August 29, 2007

Samuel Broder, M.D.
Ms. Karen A. Dawes
Mr. Bradford S. Goodwin
Mr. Joseph Klein III
Laurence Jay Korn, Ph.D.
Mr. Mark McDade
Dr. Richard Murray
John S. Saxe, Esq.
L. Patrick Gage, Ph.D

PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA  94555

PDL Board Members:

In the August 28th conference call, PDL BioPharma ("PDL" or the "Company") Chairman, Patrick Gage, sent a confusing and unwelcome message about PDL's strategy. Dr. Gage's message is especially disconcerting because we believe a significant majority of PDL's shareholders and board members share the view that the Company should be sold in its entirety or in pieces and that the entire proceeds should be returned to shareholders.

Only eight days before the conference call, the Company announced that the board was continuing its ongoing corporate strategic review in conjunction with Merrill Lynch & Co. While we understand that the announced sale of the Company's commercial operations is simply the first step in exploring the sale of the entire Company, Dr. Gage failed to communicate this clearly. Instead, he gave the impression that repositioning the Company could be an alternative to selling the Company.

Dr. Gage's destructive, "go-it-alone" research and development approach (contrary to the wishes of PDL's shareholders) - combined with his history as chief apologist for Mark McDade's failed strategies and his own spotty record as a Board member at other public companies (witness the poor stock price performance of Neose Technologies, where he is also Chairman, as well as the similarly dismal performance of ArQule during his time on that Board) - lead us to respectfully request that Dr. Gage step down from his role as Chairman and a member of the Board. We believe that his chances for re-election to the Company's staggered board at the next annual meeting are slim, and his "lame duck" status further impairs his credibility.


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Although we are mystified as to why it took so long, we view favorably the belated adoption of Third Point's recommendations: that PDL has agreed to sell its specialty pharmaceuticals business, drastically reduce operating and r&d costs, and retain an investment banker to examine all options to maximize value for shareholders. We also acknowledge the resignation of Mark McDade as CEO, which we have also been advocating. We were, however, perplexed as to why he was present on yesterday's conference call, and why he has retained anything more than a consulting role at the Company.

A prompt sale of all of PDL, in whole or in pieces, will generate significant value for shareholders. In this regard, while we are of course disappointed by the termination of Phase III trials of Nuvion after 6 years of development - a failure that underscores the Company's inability to successfully commercialize drugs - we remain convinced that there is substantial value and interest in the Company's royalty stream, commercial products, manufacturing assets and pipeline of promising drugs, provided they are placed under the management of companies better suited to exploit the assets and successfully develop and commercialize the pipeline. Nuvion was not a major component of our estimated value of PDL, and we continue to believe that PDL's shareholders would realize a substantial premium in a change of control transaction.

We reiterate the previous offer of the Third Point nominees to serve on the board, where they can be expected to work constructively with management, other board members and representatives of Merrill Lynch to bring the strategic review to the successful conclusion of maximizing value for all PDL shareholders.

Sincerely,


Daniel S. Loeb